July 7, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:	Nxu, Inc.

Registration Statement on Form S-1

Filed June 21, 2023

File No. 333-272793

Ladies and Gentlemen:

On behalf of our client, Nxu, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 6, 2023, relating to the Company’s Registration Statement on Form S-1 filed on June 21, 2023.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form S-1

Principal Products and Services, page 2

1.	We note your revised disclosure that (i) you are in small-batch, pilot production of your battery cells and (ii) you plan to continue securing MOUs and LOIs for battery packs and will work to expand production output in order to capitalize on demand. Please quantify your short-term production capacity and quantify, at various funding levels, your planned production capacity as you ramp.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 4 and 48 of the Form S-1 to address the Staff’s comment.

Nxu pickup truck…, page 47

2.	We note your response to comment 2. With a view toward disclosure, please provide an update on the status of your Amended Collaboration Agreement, dated July 28, 2022.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 4 and 48 of the Form S-1 to address the Staff’s comment.

Exhibits

3.	Please review your exhibit list to ensure the link for each exhibit is correct.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has reviewed the exhibit index to ensure the link for each exhibit is correct to address the Staff’s comment.

General

4.	We note your response to comment 6 that the company intends to file a Form 15 on June 26, 2023, however, it does not appear the company has filed a Form 15. Please advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company filed a Form 15 on July 6, 2023.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc: Mark Hanchett, Chief Executive Officer, Nxu, Inc.